Exhibit 23.4

CONSENT OF SMITH TRAVEL RESEARCH

We hereby consent to the use of the name of our firm in the Registration Statement on Form S-11 and related prospectus, and any amendments thereto (collectively, the “Registration Statement”) of MHI Hospitality Corporation for the registration of its public offering of its common stock, and the inclusion of market data collected and/or prepared by our firm with respect to our market study for Econometric Forecasts of U.S. Hotel Markets wherever appearing in the Registration Statement, including but not limited to the references to our firm under the headings “Prospectus Summary – Market Opportunity” and “Our Business and Properties – Market Opportunity.”

Dated June 14, 2010	SMITH TRAVEL RESEARCH

	By:	/S/ BRAD GARNER
Brad Garner Chief Operating Officer